UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Force Protection, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

345203202

(CUSIP Number)

Gordon McGilton
Chief Executive Officer
Force Protection, Inc.
9801 Highway 78, #1
Ladson, South Carolina 29456
(843) 740-7015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345203202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank Kavanaugh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,446,787

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,446,787

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,446,787

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
6.6% based on 51,870,480 shares of common stock of Force Protection, Inc. (hereinafter the “Company”) issued and outstanding as of September 30, 2006.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the beneficial ownership of Common Stock, $0.001 par value per share, of the Company, whose principal place of business is located at 9801 Highway 78, Building #1, Ladson, South Carolina 29456.

Item 2.	Identity and Background
(a) Frank Kavanaugh
(b) c/o Force Protection, 9801 Highway 78, #1, Ladson, South Carolina 29456
(c) Mr. Kavanaugh is the non-executive Chairman of the Board of Directors of the Company, whose principal place of business is located at 9801 Highway 78, Building #1, Ladson, South Carolina 29456.
(d) During the past five years, Mr. Kavanaugh has not been convicted in any criminal proceeding.

(e) During the past five years, Mr. Kavanaugh has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kavanaugh is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. Kavanaugh acquired the shares of common stock via an initial purchase from the Company. Additionally, Mr. Kavanaugh received shares for services rendered while an employee and director of the Company.

Item 4.	Purpose of Transaction
Mr. Kavanaugh’s ownership percentage dropped as a result of a series of automatic sales pursuant to a 10b5-1 trading program and donations made to a charitable trust.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Kavanaugh is the beneficial owner of 3,446,787 shares, or 6.6%, of the issued and outstanding common stock of the Company as of September 30, 2006. Mr. Kavanaugh directly owns 828,720 shares of common stock.  Mr. Kavanaugh indirectly owns 2,618,067 through Ashford Capital, LLC. Mr. Kavanaugh is a principal of Ashford Capital, LLC.

(b) Mr. Kavanaugh has the sole power to vote and dispose of 3,446,787 shares of common stock of the Issuer.

(c) On October 3, 2006, Ashford Capital LLC automatically sold 178,600 shares of common stock of the Issuer into the open market at an average price of $8.5458 per share pursuant to a 10b5-1 trading plan. Mr. Kavanaugh indirectly owned these shares through Ashford Capital LLC.

      On October 4, 2006, Ashford Capital LLC automatically sold 114,123 shares of common stock of the Issuer into the open market at an average price of $8.4837 per share pursuant to a 10b5-1 trading plan. Mr. Kavanaugh indirectly owned these shares through Ashford Capital LLC.

      On October 5, 2006, Ashford Capital LLC automatically sold 287,277 shares of common stock of the Issuer into the open market at an average price of $8.1145 per share. The sale was made automatically pursuant to a 10b5-1 trading plan. Mr. Kavanaugh indirectly owned these shares through Ashford Capital LLC.

      On October 12, 2006, Mr. Kavanaugh received 3,827 shares of common stock from the Issuer as compensation for his position as director.

(d) N/A
(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2006
Date
/s/ Frank Kavanaugh
Signature
Frank Kavanaugh, Chairman of the Board of Directors
Name/Title